May 16, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:                     Suzanne Hayes

Re:                             argenx SE
Registration Statement on Form F-1 (File No. 333-217417)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between May 8, 2017 and the date hereof, approximately 574 copies of the Preliminary Prospectus dated May 8, 2017 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, May 17, 2017 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

COWEN AND COMPANY, LLC

PIPER JAFFRAY & CO.

As representatives of the Underwriters

By:	Cowen and Company, LLC

By:	/s/ Jason Fenton
	Name:	Jason Fenton
	Title:	Managing Director

By:	Piper Jaffray & Co.

By:	/s/ Christie L. Christina
	Name:	Christie L. Christina
	Title:	Managing Director